Exhibit 99.1

Okeanis Eco Tankers Corp. – New Financings Update

ATHENS, GREECE, May 4, 2026 – Okeanis Eco Tankers Corp. (the “Company” or “OET”) (NYSE:ECO / OSE:OET), announced today that it has entered into three new loan facility agreements.

We entered into a $90.0 million facility agreement to finance a portion of the acquisition price of our two recently acquired newbuilding contracts relating to two new Suezmax vessels, each under construction at Daehan Shipbuilding Co., Ltd., to be named Nissos Tigani and Nissos Vous, with expected deliveries from the shipyard in May 2026 and July 2026, respectively (the “Nissos Tigani and Nissos Vous Facility”). The Nissos Tigani and Nissos Vous Facility is provided by a syndicate of banks, led and arranged by E.SUN Commercial Bank, Ltd. It contains an interest rate of Term SOFR plus 120 basis points, matures in eight years, and will be repaid in quarterly installments of $1.07 million, together with aggregate balloon installments of $55.76 million at maturity, related to both vessels. It will be secured by, among other things, mortgages over the Nissos Tigani and the Nissos Vous, and it will be guaranteed by the Company. The transaction is expected to close in May 2026 and July 2026, respectively, for each of the two vessels.

We entered into a $50.0 million facility agreement to finance the previously announced declaration of our option to purchase back the Nissos Rhenia from its current sale and leaseback financier (the “Nissos Rhenia Facility”). The Nissos Rhenia Facility is provided by a prominent Greek bank. It contains an interest rate of Term SOFR plus 125 basis points, matures in seven years, and will be repaid in quarterly installments of $0.825 million, together with a balloon installment of $26.9 million at maturity. It will be secured by, among other things, a mortgage over the Nissos Rhenia, and it will be guaranteed by the Company. The transaction is expected to close in May 2026.

We entered into a $50.0 million facility agreement to finance the previously announced declaration of our option to purchase back the Nissos Despotiko from its current sale and leaseback financier (the “Nissos Despotiko Facility”). The Nissos Despotiko Facility is provided by another prominent Greek bank. It contains an interest rate of Term SOFR plus 130 basis points, matures in nine years, and will be repaid in quarterly installments of $0.825 million, together with a balloon installment of $20.3 million at maturity. It will be secured by, among other things, a mortgage over the Nissos Despotiko, and it will be guaranteed by the Company. The transaction is expected to close in June 2026.

All facility agreements contain standard representations, warranties and covenants, including financial covenants, and are subject to standard conditions precedent, such as the delivery of the relevant vessel.

Iraklis Sbarounis, CFO of the Company, commented:

“We are pleased to announce our most recent bank financing transactions.

First, these transactions complete the funding of the acquisition of our two resale newbuilding Suezmaxes, following our successful equity raise in January. Similar to the structure we executed for the Nissos Piperi and Nissos Serifopoula, we structured the acquisitions of the Nissos Tigani and Nissos Vous in a way that we believe preserves our dividend capacity, funded by fresh accretive equity capital and competitive bank debt. This transaction has been our third with Taiwanese banks in the last two years. We are pleased with the progress and relationships we are developing in that market, and look forward to working with current and new partners in the future.

Second, these transactions also complete our transition away from all our legacy sale and leaseback transactions. The sale and leaseback transactions served their purpose well in supporting the start of our journey as a public entity; we are now very pleased to replace them with competitive bank debt, which we believe to be a reflection of how Okeanis as a platform has matured through the years, how the market views our performance and capital structure, and the confidence we enjoy by our financiers. The two vessels are each financed by separate Greek banks. We continue fostering the relationships established by the Alafouzos family in the Greek banking market, a market that we expect may always play a significant role in our capital structure, which knows the shipping market, and is built with long-term trust in mind.

Over the last few years we have refinanced and improved our debt structure. Since the pre LIBOR to SOFR transition era in early 2023, and once these new transactions close, we estimate that our debt margin pricing will have improved by over 200 basis points on average across our fleet, resulting in significant interest expense savings. We have extended loan maturities, such that some loans run until 2035, and we have improved our daily debt service breakeven costs. We are confident that we are well positioned to continue capitalizing on the market, having set up our platform with a competitive capital structure and with a focus on shareholder returns.”

Contacts

Company:

Iraklis Sbarounis, CFO

Tel: +30 210 480 4200

ir@okeanisecotankers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1540, New York, N.Y. 10169

Tel: +1 (212) 661-7566

okeanisecotankers@capitallink.com

About OET

OET is a leading international tanker company providing seaborne transportation of crude oil and refined products. The Company was incorporated on April 30, 2018 under the laws of the Republic of the Marshall Islands and is listed on Oslo Stock Exchange under the symbol OET and the New York Stock Exchange under the symbol ECO. The sailing fleet consists of eight modern scrubber-fitted Suezmax tankers and eight modern scrubber-fitted VLCC tankers.

Forward-Looking Statements

This communication contains “forward-looking statements”, including as defined under applicable laws, such as the US Private Securities Litigation Reform Act of 1995. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “hope,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company’s filings with the SEC. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations; broader market impacts arising from war (or threatened war) or international hostilities; risks associated with pandemics, including effects on demand for oil and other products transported by tankers and the transportation thereof; and other factors listed from time to time in the Company’s filings with the SEC. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the SEC, which can be obtained free of charge on the SEC’s website at www.sec.gov.

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.